AMENDMENT TO

AMENDED AND RESTATED BY-LAWS OF

AKERS BIOSCIENCES, INC.

(Effective as of May 11, 2016)

Section 2.5 is hereby amended and restated in its entirety as follows:

“Section 2.5. Quorum. Except as otherwise provided in these By-Laws or the Certificate of Incorporation, the holders of thirty-three and 34/100 percent (33.34%) of the outstanding shares in such class or series must in addition be represented, either in person or by proxy, to constitute a quorum for the transaction of such items of business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting. If, however, such quorum shall not be present or represented at any meeting of shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. Notwithstanding the foregoing, if after any such adjournment, the Board of Directors shall fix a new record date for the adjourned meeting, or if the adjournment is for more than thirty (30) days, a notice of such adjourned meeting shall be given as provided in Section 2.4 of these By-Laws.”